PF2 SpinCo, Inc.

6555 State Hwy 161

Irving, TX 75039

February 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Brittany Ebbertt
Mr. Craig Wilson
Mr. Matthew Crispino
Ms. Jan Woo

Re:	PF2 SpinCo, Inc.
Registration Statement on Form S-4/S-1
File No. 333-236236

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PF2 SpinCo, Inc. (“SpinCo”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:15 P.M., Eastern Time, on Friday, February 28, 2020, or as soon as practicable thereafter.

SpinCo hereby authorizes Alan F. Denenberg of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Denenberg at (650) 752-2004 with any questions you may have concerning this request, and please notify Mr. Denenberg when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

PF2 SpinCo, Inc.

By:	/s/ Britt J. Vitalone
Britt J. Vitalone
Chief Executive Officer and Director

cc:	Davis Polk & Wardwell LLP
Alan F. Denenberg

McKesson Corporation
Lori A. Schechter, Executive Vice President, Chief Legal Officer & General Counsel

PF2 SpinCo, Inc.
Brian S. Tyler, Director
Paul A. Smith, President and Secretary
Sundeep Reddy, Vice President, Treasurer and Director

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